SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Charge Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

159610104

(CUSIP Number)

Arena Investors, LP

2500 Westchester Ave., Suite 401

Purchase, NY 10577

Attention: Lawrence Cutler

Telephone: (212) 612-3205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	21,580,180
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	21,580,180
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,580,1801

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%1

14.	Type of Reporting Person (See Instructions)

PN

1 This information is given as of the close of business on January 11, 2024, the business day prior to the filing date of this Schedule 13D/A2, and gives effect to beneficial ownership limitations contained in the Issuer’s derivative securities as described in Item 5 hereof.

Page 2 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	21,580,180
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	21,580,180
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,580,1801

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%1

14.	Type of Reporting Person (See Instructions)

OO

Page 3 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Finance Markets, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,208,833
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,208,833
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,208,8331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.6%1

14.	Type of Reporting Person (See Instructions)

PN

Page 4 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Finance Markets GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,208,833
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,208,833
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,208,8331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.6%1

14.	Type of Reporting Person (See Instructions)

OO

Page 5 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,834,649
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,834,649
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,834,6491

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.2%1

14.	Type of Reporting Person (See Instructions)

PN

Page 6 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Fund (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,834,649
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,834,649
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,834,6491

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.2%1

14.	Type of Reporting Person (See Instructions)

OO

Page 7 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Partners I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	7,140,728
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	7,140,728
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,140,7281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.3%1

14.	Type of Reporting Person (See Instructions)

PN

Page 8 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Partners (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	7,140,728
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	7,140,728
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,140,7281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.3%1

14.	Type of Reporting Person (See Instructions)

OO

Page 9 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena SPV Manager, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	977,952
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	977,952
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

977,9521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.5%1

14.	Type of Reporting Person (See Instructions)

OO

Page 10 of 17 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons

AI Amped II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	977,952
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	977,952
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

977,9521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.5%1

14.	Type of Reporting Person (See Instructions)

OO

Page 11 of 17 Pages

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D originally filed on August 21, 2023, as amended (the “Current 13D”), is being filed with respect to the beneficial ownership of common stock, $0.0001 par value per share, of Charge Enterprises, Inc. This Amendment No. 2 amends and restates Items 2 and 5 and supplements Item 7 and the Exhibit Index of the Current 13D, to reflect the assignment on December 28, 2023 (the “Assignment”) by the Reporting Persons to the Current 13D of all Series D Convertible Preferred Stock held by them to AI Amped II, LLC, a related party, which has been added as a Reporting Person (along with its managing member, Arena SPV Manager, LLC).

ITEM 2.	Identity and Background.

(a)-(c) and (f) This Schedule 13D is filed by the following (the “Reporting Persons”):

(i)	Arena Investors, LP (the “Investment Manager”), who serves as investment manager to the Funds (defined below);

(ii)	Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the “IM General Partner”);

(iii)	Arena Finance Markets, LP (“AFM”);

(iv)	Arena Finance Markets GP, LLC, who serves as the general partner of AFM (the “AFM General Partner”);

(v)	Arena Special Opportunities Fund, LP (“ASOF”);

(vi)	Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner of ASOF (the “ASOF General Partner”);

(vii)	Arena Special Opportunities Partners I, LP (“ASOPI”, and together with AFM and ASOF, the “Funds”);

(viii)	Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner of ASOPI (the “ASOPI General Partner”, and together with the IM General Partner, the AFM General Partner and the ASOF General Partner, the “General Partners”);

(ix)	Arena SPV Manager, LLC, who serves as the managing member of the SPV (defined below) (“SPV Manager”); and

(x)	AI Amped II, LLC (“SPV”).

The Funds are private investment vehicles. The SPV is a private special purpose vehicle. The Funds, the SPV and a separately managed account managed by the Investment Manager (the “SMA”) directly beneficially own the Common Stock (as defined below) reported in this Schedule 13D.

Page 12 of 17 Pages

The Investment Manager may be deemed to beneficially own the Common Stock beneficially owned by the Funds and the SMA. The SPV Manager may be deemed to beneficially own the Common Stock beneficially owned by the SPV.

The IM General Partner may be deemed to beneficially own the Common Stock beneficially owned by the Investment Manager.

The AFM General Partner may be deemed to beneficially own the Common Stock beneficially owned by AFM.

The ASOF General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOF.

The ASOPI General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOPI.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

The principal business of each Fund is that of a private investment vehicle engaged in investing and trading in securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Funds and the SMA. The principal business of the SPV is that of a private special purpose vehicle. The principal business of the SPV Manager is being the managing member of the SPV. The principal business of each General Partner is being the general partner of the Investment Manager or the applicable Fund, as applicable. The principal business address of the Reporting Persons is 2500 Westchester Ave., Suite 401, Purchase, NY 10577.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on January 11, 2024, which is the business day before the filing date of this Schedule 13D/A2, the Reporting Persons beneficially own:

(i)	AFM directly beneficially owns 1,208,833 shares of Common Stock (inclusive of 309,908 shares of Common Stock underlying derivative securities), representing 0.6% of all of the outstanding shares of Common Stock.

(ii)	ASOF directly beneficially owns 4,834,649 shares of Common Stock (inclusive of 977,952 shares of Common Stock underlying derivative securities), representing 2.2% of all of the outstanding shares of Common Stock.

Page 13 of 17 Pages

(iii)	ASOPI directly beneficially owns 7,140,728 shares of Common Stock (inclusive of 977,952 shares of Common Stock underlying derivative securities), representing 3.3% of all of the outstanding shares of Common Stock.

(iv)	The SPV directly beneficially owns 977,952 shares of Common Stock (inclusive of 977,952 shares of Common Stock underlying derivative securities), representing 0.5% of all of the outstanding shares of Common Stock.

(v)	The Investment Manager, as the investment manager of the Funds and the SMA, and the IM General Partner, as the general partner of the Investment Manager, may be deemed to beneficially own 21,580,180 shares of Common Stock beneficially owned by the Funds and the SMA (inclusive of 977,952 shares of Common Stock underlying derivative securities), representing 9.99% of all of the outstanding shares of Common Stock.

(vi)	The AFM General Partner, as the general partner of AFM, may be deemed to beneficially own the 1,208,833 shares of Common Stock beneficially owned by AFM, representing 0.6% of all of the outstanding shares of Common Stock.

(vii)	The ASOF General Partner, as the general partner of ASOF, may be deemed to beneficially own the 4,834,649 shares of Common Stock beneficially owned by ASOF, representing 2.2% of all of the outstanding shares of Common Stock.

(viii)	The ASOPI General Partner, as the general partner of ASOPI, may be deemed to beneficially own the 7,140,728 shares of Common Stock beneficially owned by ASOPI, representing 3.3% of all of the outstanding shares of Common Stock.

(ix)	The SPV Manager, as the managing member of the SPV, may be deemed to beneficially own the 977,952 shares of Common Stock beneficially owned by the SPV, representing 0.5% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing beneficial ownership amounts and percentages give effect to provisions in the Issuer’s derivative securities that limit beneficial ownership of the Reporting Persons to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the derivative security (the “Beneficial Ownership Limitation”). The Reporting Persons, upon notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% (or 19.99% in the case of the Series D Preferred Stock and the Series E Preferred Stock) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the derivative securities held by the Reporting Persons. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer. See Exhibits 4 through 8 hereto for a complete description of the Beneficial Ownership Limitations contained in the Issuer’s applicable derivative securities.

Page 14 of 17 Pages

The percentage ownership of each Reporting Person is based on 215,039,868 shares of Common Stock outstanding as of October 31, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 8, 2023.

(b)       AFM has, and each of the Investment Manager, the IM General Partner and the AFM General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 1,208,833 shares of Common Stock reported herein. ASOF has, and each of the Investment Manager, the IM General Partner and the ASOF General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 4,834,649 shares of Common Stock reported herein. ASOPI has, and each of the Investment Manager, the IM General Partner and the ASOPI General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 7,140,728 shares of Common Stock reported herein. The SPV has, and the SPV Manager may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 977,952 shares of Common Stock reported herein.

(c)       Other than the Assignment described in the Explanatory Note hereto, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

11.	Revised Joint Filing Agreement

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 12, 2024

Arena Investors, LP

Arena Investors GP, LLC

Arena Finance Markets, LP

Arena Finance Markets GP, LLC

Arena Special Opportunities Fund LP

Arena Special Opportunities Fund (Onshore) GP, LLC

Arena Special Opportunities Partners I, LP

Arena Special Opportunities Partners (Onshore) GP, LLC

Arena SPV Manager, LLC

AI Amped II, LLC

By:	/s/ Lawrence Cutler

Name: Lawrence Cutler

Title: Authorized Signatory

Page 16 of 17 Pages

EXHIBIT INDEX

Exhibit No.	Document

11.	Revised Joint Filing Agreement

Page 17 of 17 Pages